EURASIAN MINERALS INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

March 31, 2010

DAVIDSON & COMPANY LLP		A Partnership of Incorporated Professionals
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Eurasian Minerals Inc.

We have audited the consolidated balance sheets of Eurasian Minerals Inc. as at March 31, 2010 and 2009 and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 16, 2010

EURASIAN MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
As at March 31,

	2010	2009

ASSETS

Current
Cash and cash equivalents	$11,095,799	$8,799,950
Investments (Note 5)	2,875,968	-
Receivables	570,836	1,913,064
Prepaid expenses	150,996	217,007
	14,693,599	10,930,021

Restricted cash (Note 6)	236,558	62,480
Investments (Note 5)	-	1,709,551
Equipment (Note 7)	375,015	454,407
Mineral properties (Note 8)	10,109,487	936,300
Reclamation bonds (Note 9)	273,583	101,531
	$25,688,242	$14,194,290

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$718,031	$507,411
Advances from joint venture partners	382,874	528,206
	1,100,905	1,035,617
Future income tax liability (Note 13)	3,131,547	-
	4,232,452	1,035,617

Shareholders' equity
Capital stock (Note 10)	31,984,129	20,673,712
Commitment to issue shares (Note 10)	100,365	75,682
Contributed surplus (Note 10)	3,407,896	2,473,404
Accumulated other comprehensive income	864,848	127,209
Deficit	(14,901,448)	(10,191,334)
	21,455,790	13,158,673

	$25,688,242	$14,194,290
Nature of operations and going concern (Note 1)
Subsequent events (Note 16)

On behalf of the Board:

Signed: “David M. Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2010	2009

EXPLORATION EXPENDITURES (Note 8)	$7,856,900	$10,672,774
Less: recoveries	(5,261,860)	(8,510,438)
	2,595,040	2,162,336

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and office costs	607,713	328,934
Amortization	11,331	35,741
Consulting	692,308	396,150
Investor relations and shareholder information	316,419	393,531
Professional fees	238,119	114,657
Stock-based compensation (Note 10)	479,437	284,491
Transfer agent and filing fees	71,702	64,329
	2,417,029	1,617,833
Loss before other items	(5,012,069)	(3,780,169)

OTHER ITEMS
Foreign exchange gain (loss)	(522,169)	310,611
Gain on investments	625,961	136,865
Loss on disposal of fixed assets	(49,662)	-
Change in fair value of held-for-trading investments	172,992	21,541
Write-off of mineral property	(278,380)	-
Interest income	82,793	314,950
	31,535	783,967

Loss before income taxes	(4,980,534)	(2,996,202)
Income tax recovery	270,940	-
Net (loss) for the year	(4,710,114)	(2,996,202)
Deficit, beginning of year	(10,191,334)	(7,195,132)
Deficit, end of year	$(14,901,448)	$(10,191,334)

LOSS PER SHARE INFORMATION
Basic and diluted loss per common share	$(0.16)	$(0.11)

Weighted average number of common shares outstanding	29,331,005	28,243,158

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2010	2009

OPERATING ACTIVITIES

Net loss for the year	$(4,710,114)	$(2,996,202)
Items not affecting cash:
Gain on sale of investments	(560,258)	(136,865)
Change in fair value of held-for-trading investments	(172,992)	(21,541)
Loss on disposal of fixed assets	49,662	-
Recognition of unrealized gain in accumulated other comprehensive income	(65,703)	-
Shares issued as bonus payment	115,440	117,986
Commitment to issue shares for bonus payments (Note 10)	100,365	75,681
Shares received for option payments	(135,000)	(84,825)
Amortization	85,191	103,228
Write-off of mineral property	278,380	-
Unrealized foreign exchange loss (gain) on restricted cash	15,648	(10,648)
Future income tax recovery	(270,420)	-
Stock-based compensation	479,437	284,491
Change in non-cash working capital items
Receivables	1,355,973	(1,326,047)
Prepaid expenses	66,011	(90,497)
Accounts payable and accrued liabilities	(334,974)	84,204
Advances from joint venture partner	(145,332)	117,601

Net cash used in operating activities	(3,848,686)	(3,883,434)
INVESTING ACTIVITIES
Proceeds from sale of marketable securities	1,686,700	489,690
Acquisition of marketable securities	(1,075,890)	(773,265)
Restricted cash increase	(174,078)	-
Reclamation bond increase	(31,719)	-
Acquisition of subsidiary	(202,872)	-
Cash acquired from acquisition of subsidiary	352,335	-
Acquisition of mineral properties	(263,537)	(1,216,000)
Recoveries of mineral properties from joint venture partners	-	1,216,000
Purchase of equipment	(80,968)	(76,180)

Net cash provided by (used in) investing activities	209,971	(359,755)
FINANCING ACTIVITIES
Proceeds received from private placements	5,272,590	3,502,000
Share issuance costs	(98,226)	-
Proceeds on exercise of stock options	760,200	186,000

Net cash provided by financing activities	5,934,564	3,688,000
Change in cash and cash equivalents during the year	2,295,849	(555,189)
Cash and cash equivalents, beginning of year	8,799,950	9,355,139

Cash and cash equivalents, end of year	$11,095,799	$8,799,950

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2010	2009

Loss for the year	$(4,710,114)	$(2,996,202)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments	936,278	(270,040)
Future income tax on available-for-sale investments	(132,936)	-
Realized gain (loss) on available-for-sale investments	(65,703)	25,348
Comprehensive loss	$(3,972,475)	$(3,240,894)

Accumulated other comprehensive income, beginning of year	$127,209	$371,901
Other comprehensive gain (loss) for the year	737,639	(244,692)
Accumulated other comprehensive income, end of year	$864,848	$127,209

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (“the Company”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, USA, and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its mineral property commitments are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each full warrant entitles BCE shareholders to purchase one additional share of the Company until January 29, 2012 at a purchase price of $2.00 per share.

Some of the Company’s mineral exploration activities are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

The Company is currently exploring and has not yet acquired a mineral property containing reserves that are economically recoverable. In the event the Company completes an acquisition, the recoverability of amounts capitalized for mineral properties is dependent upon the discovery of sufficient economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral properties, the ability of the Company to arrange appropriate financing to complete the development of the mineral properties and upon future profitable production or proceeds from the sale of the mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of Eurasian and its wholly-owned subsidiaries. The Company acquired its wholly-owned subsidiary Bronco Creek Exploration Ltd. on January 20, 2010 (see Note 4) and its results from operations and cash flows from that date have been included in these consolidated financial statements. All significant intercompany transactions and balances have been eliminated upon consolidation.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Financial Instruments

All financial instruments are classified into one of the following four categories:

i) Financial assets and financial liabilities held for trading
Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income (loss) for the period in which they arise.

ii) Held-to-maturity financial assets
Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in net income (loss) for the period.

iv) Loans and receivables and other financial liabilities
Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

Eurasian’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, warrants, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets held for trading and are accounted for at fair value. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants are classified as derivative financial assets held for trading and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Marketable securities purchased in the current fiscal period are classified as available-for-sale and are measured at fair market value. Marketable securities transferred to the Company as part of the Acquisition area classified as held-for- trading and are carried at fair market value. Changes in fair values of held-for-trading assets are reflected in the statement of operations and deficit in the period in which they occur. Changes in fair value of available-for-sale assets are reflected in accumulated other comprehensive income on the balance sheet until sold or there is an other than temporary impairment in value.

Restricted cash and reclamation bonds are classified as financial assets held-to-maturity.

The Company classifies its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

Mineral properties and exploration expenditures

Acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for mineral properties pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. When there is little prospect of further work on a property being carried out by Eurasian or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

A mineral property acquired under an option agreement where payments are made at the sole discretion of Eurasian, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at a rate of 20% per annum. Amortization on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Asset retirement obligations

Asset retirement obligations are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. An asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value. Eurasian has no known asset retirement obligations.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the appropriate transaction date rates, except for amortization, which is translated at the same rate as the related asset. Translation gains and losses are reflected in the statements of operations.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to share capital. Stock-based compensation awards are calculated using the Black-Scholes option pricing model.

Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current period, and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. To the extent that Eurasian does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Income (Loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of Eurasian at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, the current year basic and diluted loss per share are the same.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Valuation of equity units issued in private placements

Eurasian has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates include:

i) Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

ii) The determination of the fair value of stock options or warrants using stock pricing models requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate, therefore the existing models do not necessarily provide a reliable single measure of the fair value of Eurasian’s stock options and warrants.

iii) The determination of future income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

iv) Option or sale agreements under which Eurasian may receive shares as payment, require Eurasian to determine the fair value of shares received. Many factors can enter into this determination, including, if public shares, the number of shares received, the trading value of the shares, volume of shares, resale restrictions, and if non-public shares, the underlying asset value of the shares, or value of the claims under option or sale. This determination is highly subjective and does not necessarily provide a reliable single measure of the fair value of the shares received.

3. NEW AND FUTURE ACCOUNTING STANDARDS

Goodwill and Intangible Assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

3. NEW AND FUTURE ACCOUNTING STANDARDS (cont’d …)

guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after January 1, 2009. The Company adopted the standard effective April 1, 2009. The adoption of the standard has no material impact on the Company’s financial statements.

Amendment to Financial Instruments – Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

See note 14 for relevant disclosures.

Section 1582, Business combinations
Section 1601, Consolidated financial statements
Section 1602, Non-controlling interests

These sections are effective for fiscal years beginning on or after January 1, 2011, and replace Section 1581, Business combinations and Section 1600, Consolidated financial statements. Early adoption is permitted provided the change is disclosed and all sections are applied at the same time. Eurasian is currently assessing the affects of these new sections on the consolidation of its subsidiaries. These new sections provide the Canadian equivalent to International Financial Reporting Standards (“IFRS”), which will replace all Canadian standards and will be implemented as discussed below.

International Financial Reporting Standards

A decision of the CICA Accounting Standards Board (the “AcSB’) will require the Company to report under IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended March 31, 2011. The Company has completed a scoping study which identifies the mandatory and optional exemptions from retrospective application of IFRS accounting policies and provides a comparison of the Company’s current accounting policies with those prescribed under IFRS. The Company is reviewing and assessing this information but has not determined the impact on the consolidated financial statements at this time. The Company will be selecting the exemptions it will make for the transition to IFRS and will be documenting its new accounting policies under IFRS.

4. ACQUISITION OF BRONCO CREEK EXPLORATION

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each full warrant entitles BCE shareholders to purchase one additional

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

4. AQUISITION OF BRONCO CREEK EXPLORATION (cont’d …)

share until January 29, 2012 at a purchase price of $2.00 per share. The warrants were valued using the Black-Scholes option pricing model resulting in a fair value of $845,943 which was included in the total purchase price of $5,291,296.

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. Before the Acquisition, the Company surrendered the conversion feature of the promissory note. The loss of $50,735 on change of the terms of the promissory note is included in the consideration of acquiring BCE. The purchase price allocation is as follows:

Purchase Price:

Issuance of Eurasian common shares	$4,191,746
Fair value of Eurasian warrants granted	845,943
Transaction costs	253,607

$5,291,296

Purchase Price Allocation:

Cash	$352,311
Receivables	13,745
Reclamation bonds	140,333
Investments	620,055
Mineral properties (Note 8)	8,510,276
Accounts payables and advances	(545,594)
Note payable	(530,799)
Future income tax liability	(3,269,031)

Total Consideration	$5,291,296

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

5. INVESTMENTS

At March 31, 2010, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$1,195,855	$997,784	$2,193,639

Held- for- trading investments
Warrants	-	258,304	258,304
Common shares	300,200	123,825	424,025
	300,200	382,129	682,329
Total investments	$1,496,057	$1,379,911	$2,875,968

At March 31, 2009, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available-for-sale investments
Common shares	$990,173	$77,273	$1,067,446
Promissory note	414,151	50,759	464,910
	1,404,324	128,032	1,532,356
Held-for-trading investments
Warrants	27,200	(27,200)	-
Conversion feature on promissory note	163,908	13,287	177,195
	191,108	(13,913)	177,195
Total investments	$1,595,432	$114,119	$1,709,551

During the year, the Company recorded an unrealized gain of $936,278 (2009 – loss of $270,040) on common shares designated as available-for-sale. The Company recorded total other comprehensive income of $737,639 (2009 – loss of $244,692) for the year ended March 31, 2010. The Company acquired common shares and common share purchase warrants during the year on acquisition of BCE and they are designated as held-for-trading. Accordingly the change in fair value has been recorded in the net loss for the year.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

5. INVESTMENTS (cont’d …)

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. The Company originally recognized the note payable as available-for-sale investment and the conversion feature as held-for-trading investment. Before the Acquisition (note 4), the Company surrendered the conversion feature of the promissory note. The modification of the loan is deemed as the settlement of the original promissory note and the issuance of a new promissory note. The Company recorded $65,703 accumulated unrealized gain on the promissory note which was originally recorded in accumulated other comprehensive income.

6. RESTRICTED CASH

At March 31, 2010 the Company classified $236,558 (2009 - $62,480) as restricted cash. This amount is comprised of $50,960 held as a security deposit for the Company’s Haiti exploration program, and $185,598 cash held by a wholly owned subsidiary of the Company whose full amount is for use and credit to the Company’s Joint Venture partner in Haiti.

7. EQUIPMENT

	March 31, 2010			March 31, 2009
		Accumulated	Net		Accumulated	Net Book
	Cost	Amortization	Book Value	Cost	Amortization	Value
Equipment	$729,844	$354,829	$375,015	$797,539	$343,132	$454,407

During the year ended March 31, 2010 amortization of $69,883 (2009 - $55,486) has been included in exploration expenditures. A loss on disposal of fixed assets of $49,662 was recognized during the year. This amount relates to equipment destroyed during the recent earthquake in Haiti.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

The Company has capitalized the following acquisition costs on its mineral properties as at:

Mineral properties

	March 31,	March 31,
	2010	2009

Sisorta property, Turkey	$283,508	$283,508
Golcuk property, Turkey	34,674	34,674
Biga Peninsula, Turkey	153,960	153,960
Beyoluk, Turkey	68,191	68,191
Trab, Turkey	78,587	78,587
Gezart property, Kyrgyz Republic	39,000	39,000
Akoguz property, Kyrgyz Republic	-	278,380
Grand Bois property, Haiti	2,140,720	1,216,100
Grand Bois property, recoveries	(1,216,100)	(1,216,100)
Pikkujarvi, Sweden	16,671	-
Cathedral Well, NV, USA	680,822	-
Copper Springs, AZ, USA	1,276,541	-
Courtland East, AZ, USA	42,551	-
Hardshell Skarn, AZ, USA	170,206	-
Jasper Canyon, AZ, USA	382,962	-
Mesa Well, AZ, USA	510,617	-
Middle Mountain, AZ, USA	425,514	-
Mineral Hill, WY, USA	425,514	-
Park-Sayler, AZ, USA	340,411	-
Red Hills, AZ, USA	510,617	-
Richmond Mountain, NV, USA	425,514	-
Silver Bell, AZ, USA	765,924	-
Superior West, AZ, USA	1,914,812	-
Yerington, NV, USA	638,271	-

	$10,109,487	$936,300

On January 20, 2010, Eurasian acquired Bronco Creek Exploration Ltd. (Note 4) and as part of that transaction acquired exploration properties totalling $8,510,276 in Arizona, Wyoming, and Nevada, USA. The values attributed to these properties are disclosed in the table above. The Company relinquished the Akoguz license in the Kyrgz Republic during the year, and consequently wrote-off $278,380 relating to the original acquisition costs of the license.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Exploration expenditures

During the year ended March 31, 2010, the Company incurred the following exploration expenditures which were expensed as incurred:

				Bronco
		Turkey &		Creek,	Asia
	Haiti	Caucasus	Europe	USA	Pacific	Other	Total
Consultant fees and salaries	$1,591,384	$823,979	$573,607	$173,230	$185,143	$120,405	$3,467,748
Field supplies and labour	742,303	147,461	28,046	14,842	792	4,121	937,565
Travel	428,729	67,701	54,510	-	35,043	55,965	641,948
Administration	288,004	104,278	110,718	88,349	8,532	22,281	622,162
Vehicle costs	284,843	98,135	29,388	-	-	(3,109)	409,257
Assays	167,623	280,078	68,258	447	5,338	2,235	523,979
Fees and permits	84,952	115,220	75,738	38,814	411	1,644	316,779
Legal	39,708	23,916	4,993	-	15,148	226	83,991
Geophysics	8,087	-	-	75,448	-	-	83,535
Drilling	-	595,660	246	105,436	-	-	701,342
Trenching and roads	-	43,816	20,733	-	-	-	64,549
Other	-	(2,501)	6,546	-	-	-	4,045
Subtotal	3,635,633	2,297,743	972,783	496,566	250,407	203,768	7,856,900
Recoveries	(2,901,548)	(2,029,827)	-	(330,485)	-	-	(5,261,860)
Net exploration expenditures	$734,085	$267,916	$972,783	$166,081	$250,407	$203,768	$2,595,040

During the year ended March 31, 2009, the Company incurred the following exploration expenditures which were expensed as incurred:

				Bronco
		Turkey &		Creek,	Asia
	Haiti	Caucasus	Europe	USA	Pacific	Other	Total
Consultant fees and salaries	$1,781,555	$1,324,410	$643,406	$-	$-	$56,747	$3,806,118
Field supplies and labour	367,152	265,441	88,792	-	-	-	721,385
Travel	477,067	72,788	77,152	-	-	16,084	643,091
Administration	417,839	298,422	172,970	-	-	16,864	906,095
Vehicle costs	453,068	117,796	49,706	-	-	-	620,570
Assays	271,127	563,485	88,998	-	-	-	923,610
Fees and permits	305,871	166,757	37,459	-	-	1,968	512,055
Legal	133,326	19,480	7,756	-	-	7,794	168,356
Geophysics	4,935	103,751	-	-	-	-	108,686
Drilling	63,120	1,834,967	148,614	-	-	-	2,046,701
Trenching and roads	20,058	65,603	28,514	-	-	-	114,175
Advance royalty payment	-	101,932	-	-	-	-	101,932
Subtotal	4,295,118	4,934,832	1,343,367	-	-	99,457	10,672,774
Recoveries	(3,995,841)	(4,514,597)	-	-	-	-	(8,510,438)
Net exploration expenditures	$299,277	$420,235	$1,343,367	$-	$-	$99,457	$2,162,336

Bronco Creek USA was acquired January 20, 2010.
Asia Pacific region commenced operation in June, 2009.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Kyrgyz Republic licenses

Kyrgyz Republic exploration licenses are two year renewable licenses subject to fulfilling a one year expenditure commitment. The Company currently has one exploration license and completed the expenditure commitments for calendar 2009. The Company relinquished the Akoguz license during the year and wrote-off $278,380 relating to the original acquisition costs of the license.

Sweden licenses

The Company was granted the Pikkujarvi property in Sweden that consists of three contiguous exploration licenses totaling 20.65 square kilometers.

Turkish exploration licenses

The Company has acquired numerous exploration licenses in Turkey. There are no specific spending commitments, but quarterly reports must be filed.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed a definitive agreement (“Agreement”) to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). The terms and conditions of the Agreement are as follows:

(a)	Chesser will issue 500,000 shares (received) and pay US$100,000 (received) on execution of the agreement.
(b)

Chesser may earn up to 51% in the property by spending US$4,000,000 over a three year period of which US$750,000 is a firm year one commitment (on August 6, 2009, Chesser gave the Company notice of its completion of the Stage One Earn-In Commitment).

(c)	Chesser will issue an additional 1,000,000 shares (received) and pay US$100,000 (received) on October 26, 2008 and 1,500,000 shares and US$100,000 on October 26, 2009 (received).
(d)

Chesser may subsequently earn a 70% interest in the project by sole funding exploration to delivery of a bankable feasibility study over the subsequent 5 years, with yearly cash payments of US$100,000. (Chesser has declined such earn-in).

As Chesser has opted to move to the co-funded joint venture arrangement, the Company now has the option to either participate or dilute down to 10%, at which point triggering conversion to a 3% NSR that can be further reduced to a 2% NSR through payment of US$1,500,000 by Chesser. The Company’s decision to participate or dilute down is currently being discussed, as the annual budget from Chesser, who is the project operator, has recently been received.

Akarca, Samli, Elmali Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement (the "Agreement") on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company.

The two companies have entered into an Agreement in which Centerra has exclusive rights to earn up to a 70% interest in the subject properties in two phases, as given by the following terms and conditions.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

- Phase One. Centerra shall have the right to earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years as follows:

  US$750,000 (incurred) by December 23, 2010,
  US$1,500,000 by December 23, 2011,
  US$2,750,000 by December 23, 2012.

As part of the Agreement, Centerra reimbursed the Company for expenditures incurred on the properties from August 2008 up to the signing date of the Agreement. In addition, upon completion of the Phase One earn-in requirements, Centerra will also be required to pay the Company US$1,000,000 within 30 days.

- Phase Two. Centerra may earn an additional 20%, bringing the total to 70%, in the properties by spending a further US$5,000,000 in exploration expenditures over two years.

Once ownership is vested in the projects, each partner must contribute or dilute. Should a partner dilute to 10%, its ownership is converted to a 4% NSR, which may be reduced to a 2% NSR by the payment of US$4,000,000 by the non-diluting party.

Dedeman Agreement

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic.A.S. (“Dedeman”) on the Aktutan exploration property. Dedeman will make a US$40,000 advance royalty payment to the Company prior to August 7, 2008, US$60,000 prior to August 7, 2009 and US$100,000 prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% uncapped net smelter royalty and can reacquire the property if Dedeman decides to relinquish it. As of March 31, 2010, the US$40,000 advance royalty payment due by August 2008 and US$60,000 due August 2009 was not received. Due to the recent downturn in the global markets, the Company and Dedeman have agreed to prorate the payments in order to work together to advance the property. During the year ended March 31, 2010 the Company received three instalments of US$3,500, US$5,000, and US$10,000 leaving a balance owing of US$81,500.

In November 2006 the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. Dedeman is to make a US$100,000 advance royalty payment (paid) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% net smelter royalty and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license or does not meet its work commitment. Dedeman also acquired the Sofular properties but the Company retains a 3% net smelter royalty on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Dedeman has the right to purchase the 3% royalty at any time for US$1,000,000. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% net smelter royalty on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time.

Haiti exploration permits

La Miel Joint Venture

In July 2006, the Company acquired the La Mine and La Miel gold projects in Haiti. The acquisition cost was the annual land fee payment which is based on a standard fee per hectare, which was nominal. On April 18, 2008, the Company and Newmont Ventures Limited (“Newmont”) entered into a joint venture (“JV”) for the La Miel project in Haiti, whereby Newmont can earn a 65% participating interest in the La Miel JV on or before six years from April 18, 2008 by either (i) completing a feasibility study which identifies a minimum resource containing at least 3,000,000 ounces of gold (subject to NI 43-101 resource and reserve reporting requirements) or (ii) solely funding the first US$30,000,000 in JV expenditures (“Venture Expenditures”), whichever comes first, as outlined below:

  US$1,000,000 (incurred) on or before April 18, 2009
  An additional US$2,000,000 (incurred) on or before April 18, 2010
  An additional US$3,000,000 on or before April 18, 2011
  An additional US$4,000,000 on or before both April 18, 2012 and April 18, 2013
  An additional US$16,000,000 on or before April 18, 2014 until completion of the La Miel earn-in.

Thereafter, the Company may elect to either (i) fund its share of the Venture Expenditures, (ii) have the JV be entirely carried by Newmont, or (iii) not contribute to subsequent programs and budgets and dilute its interest.

If the Company elects to have Newmont fund the project through to production, Newmont will solely fund 100% of Venture Expenditures until commencement of commercial production and Newmont’s participating interest would be increased by 5% to a total of 70%. Upon commencement of commercial production Newmont shall recover all Venture Expenditures made on the Company’s behalf, plus interest at LIBOR plus 4 percentage points, from 80% of the Company’s share of dividends or distribution of earnings from the venture.

If the Company elects not to participate in financing the Venture Expenditures, the Company may immediately withdraw from the La Miel JV and convert its participating interest to a 3.5% NSR and receive an advance annual minimum royalty of US$1,000,000 which shall be credited against future royalty payments to be paid to the Company. If the Company elects to fund its share of Venture Expenditures and elects not to convert to a royalty or be carried through to production, each party shall carry its proportionate share of expenditures. Any election to not contribute by either party will be subject to standard dilution.

Within 30 days following completion of the La Miel earn-in, Newmont shall pay the Company a one time bonus of US$2,000,000. Within 30 days following the commencement of commercial production on the La Miel project, Newmont shall pay the Company an additional one-time bonus of US$2,000,000.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Regional Strategic Alliance

On April 18, 2008, Newmont and the Company reached an agreement to conduct a regional gold exploration program, with the Company as the operator. Newmont will contribute technical support and advice and the Company will provide staffing and logistical support. The companies will combine their regional exploration databases. During the first year, Newmont and the Company will contribute US$750,000 and US$250,000 respectively (completed), in regional exploration funding. Newmont will provide 65% of future regional exploration funding with the Company providing 35%.

     Upon spending US$200,000 on a specific exploration area, the Company has the right to establish that area (defined as not greater than 500 square kilometers) as a “Designated Project” candidate, at which time Newmont may choose to advance the project to Designated Project status or decline. If accepted, Newmont can earn an initial 70% interest in a Designated Project by completing a Feasibility Study or solely funding the first US$10,000,000 in Designated Project expenditures on or before six years from the effective date of April 18, 2008, whichever comes first. In the event Newmont declines, the Company is free to advance that property on its own terms with no further obligation to Newmont.

Grand Bois Joint Venture

On December 22, 2008 the Company, through its Haitian subsidiary Ayiti Gold Company S. A., purchased a 100% interest in the Grand Bois property from Société Minière Citadelle S.A. and La Geominerale d’Haiti S.A. (together “SMC”), subject to making the payments as outlined below under the Purchase Agreement (the "Agreement"):

  The Company is required to pay SMC US$1,000,000 (paid) subject to certain deductions required to maintain the property in good standing.
  On January 21, 2010, the Company has the option to pay SMC the equivalent of US$1,000,000 as follows: US$750,000 in cash or the Company’s stock and US$250,000 in cash (incurred on January 20, 2010).
  Upon completion of a feasibility study, the Company has the option to pay SMC the equivalent of US$3,000,000 in either the Company’s stock or cash, or any combination thereof.
  SMC retains a 20% net profits interest. The Company has the option at any time to purchase SMC's net profits interest for US$15,000,000.

The Agreement to acquire the Grand Bois property from SMC is subject to the Company’s Strategic Venture Agreement with Newmont. Newmont has elected to include the Grand Bois property in a "Designated Project" venture, and work on the property will be governed by a Designated Projects Joint Venture Agreement. Newmont is responsible for all expenditures on the project until such time as it earns its interest.

Newmont can earn a 65% interest in the Property by choosing to either:

  Fund 100% of the initial US$10,000,000 of expenditures on the project by December 22, 2014, or
  Complete a positive feasibility study on the property by December 22, 2014.

Newmont has reimbursed the Company for the initial US$1,000,000 payment to SMC. The Company made the second US$1,000,000 payment on the first anniversary of the Agreement. If Newmont continues to work towards its earn-in after the second anniversary of the Agreement, then Newmont will reimburse the Company for this second US$1,000,000 payment. After Newmont earns a 65% interest in the project, the Company has 120 days to elect one of three options: a) fund its proportionate share of expenditures for the program; b) let Newmont fund the Company’s share of expenditures to production in exchange for receiving an additional 5% interest in the project

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

up to 70%; or c) convert its 35% interest to a 3.5% NSR royalty and receive annual US$1,000,000 advance minimum royalty payments.

La Mine Designated Project

On August 24, 2009 Newmont increased its participation in the Company's Treuil and La Mine licenses by electing them as a Designated Project (collectively the La Mine Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 65% participating interest in the La Mine Joint Venture (JV) by (i) completing a Feasibility Study which reports a minimum reserve containing at least 2,000,000 ounces of gold (subject to NI 43-101 classification requirements) or (ii) solely funding the first US$20,000,000 in venture expenditures on or before six years from the date the government issues the mining convention and exploration licenses, whichever comes first, in accordance with the following minimum expenditures (the "La Mine Earn-in"):

  US$1,000,000 on or before the first anniversary
  An additional US$2,000,000 on or before the second anniversary
  An additional US$3,000,000 on or before the third anniversary and each subsequent anniversary until completion of the La Mine Earn-in.

Romanian license

The Company has one exploration license and two prospecting permits in Romania. Geologic mapping, geochemical sampling, and geophysical surveys were carried out at the Sopot and Caraci-Birtin projects during the last year. The results from this work did not return sufficiently encouraging results to justify continuation of the program in Romania. The administrative process of relinquishing the licenses and liquidating the local subsidiary company is nearing completion.

Bronco Creek Exploration Licenses

Cathedral Well Property and Richmond Mountain Property

The Cathedral Well property is located in White Pine County, Nevada. The Company owns a 100% interest in 251 unpatented federal mining claims, located on BLM and National Forest lands, comprising 1978 hectares. The Richmond Mountain property is located in the Eureka Mining District, east of the town of Eureka, Nevada. The Company owns a 100% interest in 231 unpatented federal mining claims, located on lands administered by the BLM, comprising 1,899 hectares.

By Option Agreement dated December 12, 2008, the Company granted to Fargo Resources Incorporated, a wholly-owned subsidiary of Eldorado Gold Corporation (“ELD”), a right to acquire a 100% interest in either property for the following considerations of:

Cash payments totaling US$1,133,916 for Cathedral Well and US$1,362,989 for Richmond Mountain on or before December 8, 2012 (US$133,916 received for Cathedral Well and US$137,989 received for Richmond Mountain.)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

The Company will receive additional considerations on the milestones noted below:

  US$2 for each troy ounce of measured and indicated gold resources within 10 days of delivery of a NI 43- 101 compliant technical report;
  US$2 for each troy ounce of proven and probable gold reserves within 10 days of commencement of commercial production; and
  a 2% net smelter royalty.

Incurring exploration expenditures totaling US$1,766,084 for Cathedral Well and US$1,762,011 for Richmond Mountain on or before December 8, 2012.

If ELD has satisfied the required work expenditures and the initial and second years cash payments, ELD may elect to terminate the Option Agreement and receive a 0.5% net smelter royalty.

If ELD has satisfied work expenditures totaling US$1,766,084 and made cash payments totaling US$358,916 on or before December 8, 2012, then in lieu of paying the Company US$1,000,000 and exercising the option, ELD may elect to either acquire a 51% interest and form a joint venture, or receive a 2% net smelter royalty.

Copper Springs, Globe-Miami District, Arizona

The Copper Springs property is located in the Globe-Miami District. Mineral rights are held by 250 federal unpatented mining claims located on National Forest and private, split estate lands and 1 Arizona State exploration permit comprising 2,229 hectares.

The project consists of a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Copper Springs property, for consideration of:

  Advanced royalty payments totaling US$705,000 on or before August 26, 2014 (US$30,000 received) and US$200,000 on or before each anniversary thereafter.

  Issuance to the Company of 3,000,000 common shares of GEO capital stock and 1,200,000 warrants to purchase GEO common shares on or before August 26, 2012 (200,000 shares and 100,000 warrants received).

  Incurring US$2,750,000 of exploration expenditures on or before August 26, 2014 and US$400,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased as follows:

  Initial 0.25% NSR may be purchased for US$1,500,000 any time prior to completion of a feasibility study;
  an additional 0.25% NSR may be purchased for US$3,500,000 any time prior to commercial production

Courtland East Property

The Courtland East property is located on the east side of the Turquoise mining district. Mineral rights are held by 18 unpatented mining claims located on private, split estate land, and 1 Arizona state exploration permit comprising 290 hectares.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

The Company owns a 100% interest in the Courtland East property. The property was previously subject to option agreements with Q-Gold Resources Ltd. (“QGR”) and Discovery Harbour, a capital pool corporation. The property is not presently subject to any option agreement.

Hardshell Skarn Property

The Hardshell Skarn property is located approximately 5.5 kilometers southeast of the town of Patagonia, Arizona. Mineral rights are held by 16 unpatented federal mining claims located on Coronado National Forest lands comprising 118 hectares.

The Company owns a 100% interest in the Hardshell Skarn property. The property is not presently subject to any option agreement.

Jasper Canyon Property

The Jasper Canyon property is located at the northeast end of the Globe-Miami district. The property is accessed from good gravel roads leading east from Arizona state highway 88.

The Company controls a 100% interest in 160 unpatented mining claims located on Tonto National Forest, comprising 1,289.3 hectares. The property is not presently subject to any option agreement.

Mesa Well Property

The Mesa Well property is located in the northwestern foothills of the Pinaleno Mountains, approximately 33 kilometers north of Wilcox, Arizona. Mineral rights are held by 6 Arizona State Exploration Permits comprising 1307.9 hectares.

The Company owns a 100% interest in the Mesa Well property. The property was previously subject to option agreements granted to Bell Resources Corporation (“BL”) and Q-Gold Resources Ltd. (“QGR”). The property is not presently subject to any option agreement.

Middle Mountain Property

The Middle Mountain property is located approximately 11kilometers southeast of the town of Florence, Arizona. Mineral rights are held by 44 federal unpatented mining claims located on BLM and split estate lands and 11 Arizona State Exploration Permits comprising 2,839 hectares.

The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Middle Mountain property, for the consideration of:

  Advanced royalty payments totaling US$705,000 (US$80,000 received) on or before June 15, 2013, and US$200,000 on or before each anniversary thereafter.

  Issuance to the Company of 800,000 common shares of GEO capital stock on or before June 15, 2012 (150,000 shares received).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

  Incurring US$2,000,000 in exploration expenditures on or before June 15, 2013, and US$500,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 any time prior to the 7th anniversary of the Amended and Restated Mining Lease and Option Agreement.

By Option Agreement, dated November 12, 2009, GEO granted to Inmet Mining Corporation (“IMN”) an option to earn a 70% interest in the property.

By Amending Agreement No.1, dated June 14, 2010, the Company granted to GEO an extension to the exploration expenditures, cash payments, and transfer of GEO shares due June 15, 2010, until completion of the ongoing drill program.

Mineral Hill Property

The Mineral Hill property is located in the Hurricane Mining District, in the Black Hills of northeastern Wyoming, approximately 23 kilometers east of Sundance, Wyoming. The property consists of 67 unpatented mining claims staked by BCE on lands administered by the Black Hills National Forest comprising 473 hectares.

The Company owns a 100% interest in the claims staked by BCE, subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP who owns a 100% interest in 20 patented mining claims and 10 unpatented federal mining claims comprising 149.7 hectares that adjoin the Company’s property. The Agreement stipulates that considerations received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% BCE and 60% Mineral Hill LP. Until such time as a third party has paid a total of US$5,000,000 in proceeds to BCE and Mineral Hill LP, all further considerations will be divided as to 30% BCE and 70% Mineral Hill LP.

By a Mining Lease Agreement dated May 10, 2010, the Company granted Golden Predator Mines US Incorporated, (“GPD”) a 100% interest in the pooled Mineral Hill property, for the following considerations of:

  Yearly Advanced Minimum Royalty payments totaling US$495,000 on or before May 10, 2015 (US$30,000 received), and US$150,000 on or before each anniversary thereafter until commencement of production.

  Issuance to the Company of 500,000 common shares of GPD capital stock on or before November 13, 2014.

  Incurring US$1,550,000 of exploration expenditures on or before December 31, 2012, and US$750,000 on or before each anniversary thereafter until the commencement of production..

GPD can earn a 2.5% to 6% sliding scale Net Smelter Royalty on gold depending on gold prices and a 3% Net Smelter Royalty for all other minerals. Any minerals that do not produce a Net Smelter Royalty, the royalty shall be 3% of the gross revenues from production.

Park-Sayler, Sacaton, Property

The Park-Sayler property is located approximately 6 kilometers northwest of the town of Casa Grande, Arizona and lies adjacent to the historic Sacaton open pit mining operation. Mineral rights are held by 1 Arizona State

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Exploration Permit comprising 63.7 hectares.

The Company owns a 100% interest in the Park-Sayler property. The property is not presently subject to any option agreement.

Red Hills Property

The Red Hills property is located approximately 8.5 kilometers east of the town of Florence, Arizona. Mineral rights are held by 250 federal unpatented mining claims, located on BLM and split estate lands, and 5 Arizona state exploration permits comprising 3,304 hectares.

The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Red Hills property, for the consideration of:

  Advanced royalty payments totaling US$705,000 on or before June 15, 2013 (US$80,000 received), and US$200,000 on or before each anniversary thereafter.

  Issuance to the Company of 800,000 common shares of GEO capital stock on or before June 15, 2012 (150,000 shares received

  Incurring US$2,000,000 of exploration expenditures on or before June 15, 2013, and US$500,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 at any time prior to the 7th anniversary of the Amended and Restated Mining Lease and Option Agreement.

By Option Agreement, dated November 12, 2009, GEO granted to Inmet Mining Corporation (“IMN”) an option to earn a 70% interest in the property. By Amending Agreement No.1, dated June 14, 2010, the Company granted to GEO an extension to the exploration expenditures, cash payments, and transfer of GEO shares due June 15, 2010, until completion of the ongoing drill program.

Silver Bell West, Silver Bell District, Arizona

The Silver Bell West property is located in the Silver Bell District, Arizona. The property is accessed from well-maintained county paved and gravel roads from the town of Marana, Arizona. Mineral rights are held by 188 federal unpatented mining claims, located on BLM and private, split estate lands, comprising 1,520 hectares.

The Company owns a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Silver Bell West property, for consideration of:

  Advanced royalty payments totaling US$705,000 on or before August 26, 2014 (US$30,000 received), and US$200,000 on or before each anniversary thereafter.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

  Issuance to the Company of 800,000 common shares of GEO capital stock on or before August 26, 2014 (50,000 shares received).
  Incurring US$2,000,000 of exploration expenditures on or before August 26, 2014, and US$500,000 on or before each anniversary thereafter.

The Company retains a 2.5% net smelter royalty, of which 0.5% may be purchased for US$1,000,000 any time prior to the 7th anniversary of the agreement.

Superior West Project

The Superior West property is located in the Pioneer Mining District, west of the town of Superior, Arizona. The property consists of 250 federal unpatented mining claims staked by BCE, located on Tonto National Forest lands comprising 2,190 hectares and 14 unpatented federal mining claims under option from Carouso and Sparks comprising 117 hectares. The Company owns a 100% interest in the mineral rights on mining claims staked by BCE and by an Option Agreement dated, July 1, 2009, an option to earn a 100% interest in the Carouso Sparks property, for the following consideration of:

  Cash payments totaling US$1,000,000 on or before July 31, 2014 (US$30,000 received).

Carouso and Sparks retain a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments.

By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Exploration Corporation (“FMI”) two separate rights to acquire a 51% and a 19% interest in the Superior West property, for consideration of:

  For an initial 51% interest, cash payments of US$510,000 (US$10,000 received) on or before July 31, 2014, and incurring US$4,500,000 of exploration expenditures on or before July 31, 2014.
  Making all property and option payments on behalf of the Company to Caruso and Sparks until FMI and the Company have vested in the Option Property.

Upon completion of the first option, FMI may acquire an additional 19% by sole funding and delivering a feasibility study adequate for an industry standard engineering procurement and construction contract and making a US$500,000 payment to the Company. At any time between the initial 51% earn-in by FMI and the delivery of a feasibility study, the Company may elect a Royalty Option, whereby the Company will forfeit its interest in the property to FMI in exchange for:

  a 2% NSR Royalty over the Company’s property;
  a 1% NSR Royalty over the Option Property; and
  Advanced Minimum Royalty Payments of US$200,000 per 12-month period.

If after earn-in by FMI, the Company does not elect the Royalty Option, a Joint Venture will be formed.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

8. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Yerington West Property

The Yerington West property, also known as the Roulette property, is located in the Yerington Mining District, approximately 13 kilometers west of Yerington, Nevada. Mineral rights are held by 214 unpatented federal mining claims located on lands administered by the BLM comprising 1,763 hectares.

The Company owns a 100% interest in the property. By a Letter of Intent dated April 10, 2008 with Telka Gold Corp., renamed Honey Badger Exploration Inc. (“TUF”), the Company granted to Honey Badger the right to acquire a 75% interest. Honey Badger released the rights to acquire the 80% interest on September 24, 2009. Under the Agreement the Company received US$10,000 cash.

By Option Agreement, dated Sept. 24, 2009, the Company granted Entrée Gold Incorporated, (“ETG”) the right to acquire an 80% interest in the Yerington West property, for the following considerations of:

  Cash payments totaling US$140,000 on or before November 13, 2011 (US$90,000) received).
  Issuance to the Company of 85,000 common shares of ETG capital stock on or before November 13, 2011 (50,000 shares received).
  Incurring US$1,000,000 of exploration expenditures on or before November 13, 2012.
  Advanced Production Payments of US$375,000 on or before November 13, 2019.
  Delivery of a bankable feasibility study on or before November 13, 2019.

In lieu of making Advance Production Payments in years 5 through 10, ETG may elect to either:

1)	make annual exploration expenditures in excess of US$325,000; or
2)	have ETG’s participating interest reduced by 4%.

Upon delivery of a Bankable Feasibility Study and exercise of ETG’s option a Joint Venture will be formed. If either party dilutes below a 10% participating interest, the party’s interest will convert to a 2.5% Net Smelter Royalty. 1.5% of the royalty is purchasable for US$4,500,000.

9. RECLAMATION BONDS

	March 31, 2010	March 31, 2009
Turkey – various properties	$137,463	$101,531
Bronco Creek USA – various properties	136,120	-
Total	$273,583	$101,531

Reclamation bonds are held as security for the estimated cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no asset retirement obligations related to the properties requiring reclamation bonds.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

10. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Issued and outstanding common shares

	Number	Stated	Contributed
	of Shares	Amount	Surplus

Balance as at March 31, 2008	26,472,280	$17,365,197	$1,623,918

Private placement	1,700,000	2,822,000	680,000
Shares issued on exercise of stock options	160,000	186,000	-
Bonus shares issued	183,365	185,510	-
Reclassify fair value of options exercised from contributed surplus	-	115,005	(115,005)
Stock based compensation	-	-	284,491

Balance as at March 31, 2009	28,515,645	20,673,712	2,473,404

Shares issued on acquisition of BCE	2,127,790	4,191,746	-
Warrants issued on acquisition of BCE	-	-	845,943
Private placements	2,559,510	5,272,590	-
Shares issued as mineral property option payment	338,877	677,754	-
Shares issued on exercise of stock options	650,000	760,224	-
Shares issued as bonus compensation	74,000	115,440	-
Reclassify fair value of options exercised from contributed surplus	-	390,889	(390,888)
Stock based compensation	-	-	479,437
Share issue costs	-	(98,226)	-

Balance as at March 31, 2010	34,265,822	$31,984,129	$3,407,896

On March 12, 2010 the Company completed a non-brokered private placement financing with International Finance Corporation (“IFC”), a member of the World Bank Group for $5,272,590 by the issuance of 2,559,510 units at a price of $2.06 per unit. Each unit consists of one common share (“Common Share”) and 0.75 of a non-transferable common share purchase warrant (“Warrant”). Each full Warrant entitles IFC to purchase one additional Common Share until the earlier of (a) three years from the date on which drilling commences on the Company’s Treiul-La Mine property in Haiti, or (b) February 19, 2015 at a purchase price of $2.88 per share. The proceeds of the private placement were allocated according to their relative fair value using the residual method to determine the fair value of the warrants issued. The total unit price was allocated to the common share. Share issue costs of $98,226 were charged to share capital.

On January 20, 2010 the Company completed its purchase of Bronco Creek Exploration Ltd. Under the terms of the Agreement, 2,127,790 shares and 1,063,895 non-transferable common share purchase warrants were issued in exchange for 100% of BCE's outstanding shares. Each full warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a purchase price of $2.00 per share. A total of 1,703,120 common shares issued are subject to an 18 month escrow period as required by TSX Venture Exchange regulations.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

10. CAPITAL STOCK (cont’d …)

On January 19, 2010 the Company made its first anniversary payment to Societe Miniere itadelle, S.A. as a requirement to acquire 100% interest in the Grand Bois gold-copper property. The payment consists of a combination of US$250,000 in cash and the issuance 338,877 common shares of the Company pursuant to the terms of the purchase agreement.

On April 25, 2008, the Company completed a non-brokered private placement financing with Newmont (through Newmont Mining Corporation of Canada Limited) for $3,502,000 by the issuance of 1,700,000 units at a price of $2.06 per unit. Each unit consists of one common share (“Common Share”) and 0.75 of a non-transferable common share purchase warrant (“Warrant”). Each full Warrant entitles Newmont, or its designated affiliate, to purchase one additional Common Share until April 25, 2010, at a purchase price of $2.50 per share. The proceeds of the private placement were allocated according to their relative fair value using the residual method to determine the fair value of the warrants issued. Of the total unit price of $2.06, $1.66 was allocated to the common share and $0.40 to the 0.75 of a warrant which comprised each unit.

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. During the two years ended March 31, 2010, the change in stock options outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2008	2,258,668	$1.39
Granted	768,000	1.01
Exercised	(160,000)	1.16
Cancelled / expired	(171,667)	1.37

Balance as at March 31, 2009	2,695,001	1.29
Granted	505,000	1.41
Exercised	(650,000)	1.20
Cancelled / expired	(305,000)	1.13

Balance as at March 31, 2010	2,245,001	$1.38

The weighted average grant date fair value of options granted during the year was $0.77 per option (2009 - $0.51) .

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

10. CAPITAL STOCK (cont’d …)

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2010:

			Weighted Average
	Number	Exercise	Remaining
Date Granted	of Options	Price	Life in Years
December 21, 2005	20,000	$1.38	0.72
May 1, 2006	275,334	1.20	1.08
October 1, 2006	70,000	0.80	1.50
May 10, 2007	363,000	1.35	2.11
May 22, 2007	6,667	1.40	2.14
June 1, 2007	75,000	1.63	2.17
June 21, 2007	500,000	1.81	2.22
September 20, 2007	10,000	1.70	2.50
November 7, 2007	20,000	1.79	2.60
April 22, 2008	10,000	1.66	3.06
September 18, 2008	480,000	1.00	3.47
December 19, 2008	10,000	1.00	3.72
May 22, 2009	205,000	1.20	4.17
February 8, 2010	200,000	1.74	4.83

Total	2,245,001

Stock-based compensation

During the year ended March 31, 2010, the Company recorded stock-based compensation of $479,437 (2009 - $284,491) with the offsetting amount credited to contributed surplus. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	2010	2009

Risk free interest rate	1.73%	2.98%
Expected life (years)	5	5
Expected volatility	63%	60%
Dividend yield	0%	0%

On October 22, 2009 the Company issued 74,000 common shares (valued at $1.56 per share) as bonus payments to three country managers and the President and CEO pursuant to a bonus grant approved by the TSX Venture Exchange in October 2007.

On February 20, 2009 the Company issued 87,850 common shares (valued at $1.00 per share) as a bonus payment pursuant to a consulting agreement between the Exploration Manager – Haiti and the Company.

On October 10, 2008, the Company received TSX Venture Exchange approval to issue three key country managers a total of 220,000 common shares as a bonus. The shares will be issued over a period of five years with the initial tranche of 44,000 shares to be issued on October 10, 2009, (deferred one year) and a further 44,000 shares on each

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

10. CAPITAL STOCK (cont’d …)

of the second, third, fourth and fifth anniversaries. The shares will be subject to restrictions on transfer for a period of four months from issuance. Additionally, the Company received approval to issue the President 240,000 common shares as a bonus over a period of five years (48,000 shares in each year, all issuances deferred one year).

Warrants

During the two years ended March 31, 2010, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2008	2,097,500	$2.00
Issued	1,275,000	2.50

Balance as at March 31, 2009	3,372,500	2.19
Issued	2,983,527	2.57
Expired	(2,097,500)	2.00

Balance as at March 31, 2010	4,258,527	$2.55

As at March 31, 2010, the following share purchase warrants were outstanding:

	Number	Exercise
	of Warrants	Price	Expiry Date
Private Placement – April 25, 2008	1,275,000	$2.50	April 25, 2010
Acquisition of Bronco Creek – January 29, 2010	1,063,895	$2.00	January 29, 2012
Private Placement – March 12, 2010	1,919,632	$2.88	February 19, 2015

11. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2010, the Company paid or accrued $715,995 (2009 – $423,834) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $375,685 is included in consulting costs and $340,310 is included in administrative services and office costs which were paid to Seabord Services Corp., a management company controlled by a director, for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at March 31, 2010, a total of $193,126 (2009 - $22,871) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2009 - $11,327) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

12. SEGMENTED INFORMATION

The Company operates solely within the exploration industry. At March 31, 2010, the Company had equipment and mineral properties located geographically as follows:

		Mineral
March 31, 2010	Equipment	Properties

Canada	$84,045	$-
United States of America	7,617	8,510,276
Turkey	134,207	618,920
Haiti	88,341	924,620
Kyrgyz Republic	60,805	39,000
Sweden	-	16,671

	$375,015	$10,109,487

		Mineral
March 31, 2009	Equipment	Properties

Canada	$43,003	$-
Turkey	131,989	618,920
Romania	39,623	-
Haiti	186,455	-
Kyrgyz Republic	53,337	317,380

	$454,407	$936,300

13. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2010	2009

Loss for the year before income taxes	$(4,980,534)	$(2,996,202)

Expected income tax (recovery)	$(1,477,070)	$(917,587)
Effect of lower tax rates in foreign jurisdictions	344,260	(270,062)
Effect of lower tax rates on capital gains	(69,766)	(41,915)
Stock-based compensation	142,186	87,125
Foreign exchange	85,426	(90,456)
Other	156,638	9,806
Unrecognized benefit of non-capital losses	547,906	1,223,089

Total income tax recovery	$(270,420)	$-

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

13. INCOME TAXES (cont’d …)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2010	2009

Future income tax assets:
Non-capital loss carry forwards	$3,992,000	$3,263,000
Share issuance costs	20,000	19,000
Other	65,000	86,000
Future income tax assets	4,077,000	3,368,000
Valuation allowance	(4,077,000)	(3,368,000)

Future income tax assets	$-	$-

Future income tax liabilities:		-
Resource properties	$(3,269,031)	-
Investments	(223,587)	-
Future income tax liabilities	(3,492,618)	-
Recognized tax liabilities	270,420	-
Recognition of non-capital loss carry forwards	90,651	-
Net future income tax liability	$(3,131,547)	$-

The Company has available for deduction against future taxable income non-capital losses of approximately $19,800,000 (2009 - $16,600,000). These losses, if not utilized, will expire through to 2030. Future tax benefits which may arise as a result of these non-capital losses and other deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

14. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no source of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2010, the Company had working capital of $13,592,694 and shareholders’ equity of $21,455,790. Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements sell assets or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

14. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Fair Value

Marketable securities are carried at fair value using a level 1 fair value measurement. Warrants are carried at fair value using a level 2 fair value measurement. The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$11,095,799	-	$-	$11,095,799
Marketable securities	2,617,664	-	-	2,617,664
Restricted cash and reclamation bonds	510,141			510,141
Warrants	-	258,304	-	258,304
Total	$14,223,604	$258,304	$-	$14,481,908

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2010 portfolio values every 10% increase or decrease in the share prices of these companies would have impacted other comprehensive income, up or down, by approximately $21,936 before income taxes.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2010

14. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the USA. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies. Management believes the foreign exchange risk derived from currency conversions and relative exchange rate between Canadian and US dollars is low and therefore does not hedge its foreign exchange risk.

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009
Cash received for interest	$242,534	$94,174
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The significant non-cash transactions for the two years ended March 31, 2010 were as follows:

	2010	2009
Receipt of shares of public companies pursuant to mineral property option and royalty agreements	$135,000	$84,825
Issuance of shares on acquisition of BCE	4,191,746	-
Issuance of warrants on acquisition of BCE	845,943	-
Issuance of shares for mineral properties	677,754	-
Issuance of common shares for management bonuses	115,440	185,510
Commitment to issue shares for management bonuses	100,365	75,681

16. SUBSEQUENT EVENTS

On May 11, 2010 the Company granted 1,080,000 incentive stock options, exercisable at $2.18 per share for a period of five years, to directors, officers, employees and consultants of the Company.

On June 4, 2010, as part of its $5,280,000 private placement financing, the Company issued 2,000,000 common shares at $2.20 per share to Newmont Mining Corporation of Canada Limited for aggregate proceeds of $4,400,000. The shares are subject to restrictions on resale until October 8, 2010.

On June 7, 2010 the Company granted 23,000 incentive stock options, exercisable at $2.05 per share for a period of five years, to employees of the Company.

On June 9, 2010 the Company completed its $5,280,000 private placement financing by issuing 400,000 common shares at $2.20 per share to IFC, a member of the World Bank Group, for proceeds of $880,000 . The shares are subject to restrictions on resale until October 10, 2010.

The Company issued 103,500 common shares on exercise of stock options at prices ranging from $1.00 to $1.35 per share.